UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibit. This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Exhibit 1.8: Distribution Agreement, dated as of August 20, 2018, between Deutsche Bank AG and Deutsche Bank Securities Inc., relating to Senior Debt Funding Securities (Series E).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT
Date: August 20, 2018

	By:	/s/ Sean Rahavy
Name: Sean Rahavy
Title: Vice President

	By:	/s/ Joseph C. Kopec
Name: Joseph C. Kopec
Title: Managing Director and Senior Counsel

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